Exhibit 11.11

ALMADEN MINERALS LTD.

AMENDED MAJORITY VOTING POLICY

The Board of Directors (“Board”) of Almaden Minerals Ltd. (the “Company”) believes that each of its members should carry the confidence and support of the Company’s shareholders and is committed to upholding high standards in corporate governance.

Forms of proxy for the vote at a shareholders’ meeting where Directors are to be elected (the “meeting”) will enable the shareholder to vote in favour of, or to withhold from voting for, each nominee on an individual basis. At the meeting, the Chairman will call for a vote by ballot and the scrutineers will record, with respect to each nominee, the number of shares in his or her favour and the number of shares withheld from voting. Prior to receiving the scrutineer’s report on the ballot, the Chairman may announce the vote result based on the number of proxies received by the Company. At the conclusion of the meeting, the final scrutineer’s report on the ballot must be filed on SEDAR.

If, in a non-contested election of Directors, the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such Director was duly elected as a matter of corporate law, he or she shall, immediately following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chairman of the Board. A “non-contested election” means an election where the number of nominees for Director is not greater than the number of Directors to be elected. The Board will consider such offer of resignation and shall make a determination whether or not to accept the resignation within 90 days after the date of the meeting. The Board shall accept the resignation absent exceptional circumstances. The Board will promptly announce its decision via press release, with a copy to be provided to the TSX. If the Board determines not to accept the resignation, the press release must fully state the reasons for its decision.

No Director who is required to tender his or her resignation shall participate in any meeting of the Board at which the resignation is considered.

If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the next annual general meeting, or may appoint a new Director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

Adopted by the Board of Directors of Almaden Minerals Ltd. on May 7, 2013;

amended effective May 15, 2017